SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-11484
                                                                         -------
                           NOTIFICATION OF LATE FILING

(Check  One):  |X| Form 10-K     __ Form 11-K __ Form 20-F __ Form 10-Q
__ Form N-SAR
For Period Ended:  December 31, 1999
__ Transition Report on Form 10-K
__ Transition Report on Form 10-Q
__ Transition Report on Form 20-F
__ Transition  Report on Form N-SAR
__ Transition  Report on Form 11-K
     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Hungarian Telephone and Cable Corp.
                           -----------------------------------
Former name if applicable

Address of principal executive office (Street and number) 100 First Stamford Place, Suite 204

City, state and zip code   Stamford,  CT  06902
                           ------------------------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.




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


(Check box if appropriate |X|)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)



                  Hungarian Telephone and Cable Corp. (the "Registrant") is unable to file its Annual Report on Form 10-K for 1999 within the prescribed time period without unreasonable effort and expense for the reasons summarized herein.

                  The Registrant received an audit opinion regarding its Annual Report on Form 10-K for 1998 from the Registrant's independent auditors that contained a "going concern" explanatory paragraph. The "going concern" explanatory paragraph was included due to the inability of the Registrant at such time to service the scheduled repayments under a credit agreement and a vendor financing facility (together, the March 1999 Credit Facilities"). In May 1999 the Company completed a privately negotiated revision of its capital structure which included: (i) equity contributions by two of the Registrant's existing shareholders, its bank creditor and a Danish government fund; (ii) the pay off and termination of substantially all of the Company's obligations under the March 1999 Credit Facilities; and (iii) the Registrant entering into a $138 million Dual Currency Bridge Loan Agreement (the "Bridge Loan") with Postabank Rt., a Hungarian commercial bank which matures on May 10, 2000. The Bridge Loan is the Registrant's only significant remaining debt obligation. The Registrant's auditors have informed the Registrant that until such time as the Registrant pays off or refinances the Bridge Loan, the auditor's opinion would contain a "going concern" explanatory paragraph. After eight months work, the Registrant is in the final stages of completing a seven-year syndicated credit facility arranged by Citibank, N.A. and Westdeutsche Landesbank Girozentrale which will pay off the Bridge Loan and should enable the Registrant's auditors to issue an audit opinion without a "going concern" explanatory paragraph. The Registrant expects to execute its syndicated credit facility in early April, which would enable the Registrant to file its Annual Report on Form 10-K for 1999 by April 14, 2000.

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
                  In light of this pending fundamental revision of its financial structure, the Registrant is not able to file its Annual Report on Form 10-K for 1999 by March 30, 2000 without unreasonable effort and expense. In order to timely file its 10-K, the Registrant would have to reallocate its scarce employee resources away from the completion of the syndicated credit facility to the 10-K which would make the consummation of the syndicated credit facility in a timely manner more difficult. In addition, if the Registrant were to timely file its Annual Report on Form 10-K, the Registrant would have to file an amended 10-K following the consummation of the syndicated credit facility. An amended 10-K would be necessary to include the revised disclosure in several sections of the 10-K, including the Company's financial footnotes, to reflect the pending fundamental revisions to the Registrant's capital structure. An amended 10-K would also include an amended auditor's opinion to reflect such revisions to the
         Registrant's capital structure. Therefore, the filing of an amended 10-K would result in additional work and expenses by both the Registrant and its auditor.

                  Therefore, for the reasons summarized above, the Registrant cannot timely file its 1999 Annual Report on Form 10-K without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

          (1) Name  and  telephone number of person to contact in regard to this
notification     Peter T. Noone               (203) 348-9069
                 --------------               --------------
                 (Name)                       (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes   __ No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 __  Yes  |X| No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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


                       Hungarian Telephone and Cable Corp.
                        -----------------------------------
                       (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date       March 30, 2000                   By  /s/Peter T. Noone
    --------------------------------          ------------------------
                                                Peter T. Noone
                                                General Counsel













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